JONES & HALEY, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

RICHARD W. JONES

www.corplaw.net

Telephone 770-804-0500

Email: jones@corplaw.net

Facsimile  770-804-0509

December 15, 2016

Anne Nguyen Parker

Assistant Director

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F. Street NE

Washington, DC 20549

Attn:  Donald E. Field

RE:

Bagger Dave’s Burger Tavern, Inc. (“Bagger”)

Form 10-12G

Filed October 4, 2016

SEC File No.: 000-55702

Preliminary Information Statement on Schedule 14C

Filed November 29, 2016

SEC File No.:  000-55702

Dear Ms. Parker:

This firm represents Bagger Dave’s Burger Tavern, Inc., which filed its Registration Statement on Form 10 with the Commission on October 4, 2016, and which filed its amendment of the Form 10 on November 23, 2016.  In addition, it filed its Preliminary Information Statement on Schedule 14C in connection with its proposed spinoff from Diversified Restaurant Holdings, Inc. on November 29, 2016.  Your office recently provided comments to the above referenced filings in your letter dated December 9, 2016 (“Comment Letter”).  At this time, we are submitting, on behalf of Bagger, this letter in response to your Comment Letter, and we are providing responses keyed to the paragraphs in the Comment Letter.  This letter will be filed as correspondence.

Accordingly, our responses to your Comment Letter are as follows:

General

1.

We acknowledge that we have filed a Preliminary Information Statement relating to the spinoff, and all comments on Form 10-12G and any subsequent amendments thereto will be applied to revise the Information Statement.

Combined Financial Statements, page 63

Anne Nguyen Parker

December 15, 2016

2.

You have requested that we revise the Registration Statement and the Information Statement to provide, in addition to the interim financial statements for the nine-month period ending September 25, 2016, the financial statements for the three (3) months ending September 25, 2016 and September 27, 2015.  You have also asked us to revise our interim disclosures throughout the Registration Statement, based on your reference to Rule 8-03 of Regulation S-X.

Regulation S-X, Rule 10.01(c) Interim Financial Statements, Periods Covered, states, “The periods for which interim financial statements are to be provided in registration statements are prescribed elsewhere in this Regulation (see Rules 3-01 and 3-02 of Regulation S-X, Consolidated Statements of Income and Cash Flows).” Since Regulation S-X, Rule 8.03 is the Smaller Reporting Company version of Rule 10.01(c), we refer to Rule 3.02(b).  Rule 3-02(b) indicates that financial statements, “for any interim period between the latest audited balance sheet date and the date of the most recent interim balance sheet being filed, and for the corresponding period of the preceding fiscal year, statements of income and cash flows shall be provided” in registration statements.

We note that Rule 3.02(b) is further supported and explained in the Division of Corporate Finance’s Financial Reporting Manual Section 1120 as follows:

1120 Unaudited Interim Period Financial Statements

(Last updated: 12/31/2011)

Required unaudited interim period financial statements [S-X Articles 3 and 10, or S-X 8-03 for Smaller Reporting Companies] for a domestic registrant to be presented in registration or proxy statements:

Statement	Periods Required
Balance Sheet	As of interim date no more than 134 days (for non-accelerated filers, or 129 days for accelerated and large accelerated filers) before effectiveness or mailing.
Income Statement3	For period from the latest fiscal year- end to the interim balance sheet date, and for the corresponding period in the prior fiscal year.

Based on the above authority, we believe the financial statements currently provided in our Registration Statement and  Information Statement include the appropriate reporting periods.

We submit this response for your consideration, and we ask you to notify us if we have cleared comments so that we may go effective or whether there are additional steps that we must take before going effective.

Anne Nguyen Parker

December 15, 2016

If you have any questions on these responses, or if you need additional clarification of the issues discussed, please contact me at the telephone number above.

Very truly yours,

JONES & HALEY, P.C.

/s/ Richard W. Jones

Richard W. Jones

RWJ:bas

cc:  Michael Ansley

       David Burke

 Phyllis Knight